Aduro Clean Technologies Inc.

Pitch Email dated August 12, 2024

Aduro Clean Technologies Inc. (ACT.CN) is green technology company based in London, Ontario, Canada. The company is focused on developing and commercializing its patented Hydrochemolytic™ (HCT) technology. This technology is designed to unlock the value of low-value hydrocarbons by transforming waste plastics into reusable materials, making heavy oils more environmentally sustainable, and producing renewable fuels more cost-effectively. Aduro's approach is centered on a novel chemical conversion process that aims to address the challenges associated with recycling plastics and processing heavy crude and bitumen.  The company is listed on various stock exchanges under the symbols CSE:ACT, OCTQX:ACTHF, and FSE:9D50 For more information, please visit https://adurocleantech.com/is

  Formed in 2011, raised a total of $18.9 m USD in Equity.

  Awarded a $1.15 million joint grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) among other grants. In addition, Aduro has customer engagement programs with 5 customers including Total Energies and Shell plc.

  Aduro Clean Technologies Inc. (ACT.CN) has a Market Cap $149m CAD with Average Volume around 200k shares for day at around $2 CAD, 74.5 m outstanding shares, No Debt and $6m CAD in Cash; 36% insider's ownership and 64% in free float ($95.4 m CAD) and $6.1 m CAD in Shareholder Equity in May 2027. The last offering was in June 2024 with $3.354 m CAD.  The Company recorded $340K in total revenues for 2023 year ending May 2024 with a burn of $6 m CAD per year.

The current offering will allow Aduro to build a semi-commercial unit to transition operations from Scaleup stage to Commercial stage.